June 23, 2009

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re:	United Benefits & Pension Services, Inc.
Registration Statement on Form S-1
File No. 333-149984 (the "Registration Statement")

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), United Benefits & Pension Services, Inc. (the "Company"), hereby applies for the withdrawal of the above referenced Registration Statement, together with all exhibits thereto, originally filed with the Securities and Exchange Commission (the "Commission") on March 31, 2008.

Due to current market conditions and the expense to the Company of updating and completing the Registration Statement, the Company has determined not to effect the registration of its common stock pursuant to the Registration Statement.  The Registration Statement was never declared effective and no securities have been issued or sold pursuant thereto.

The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding the foregoing application for withdrawal, please contact me at (212) 609-2540 or Wayne A. Wald, Esq. of Katten Muchin Rosenman LLP at (212) 940-8508.

Sincerely,
/s/ Leonard Neuhaus
Leonard Neuhaus
Chief Financial Officer and Chief Operating Officer